Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of Bought Deal Financing and Exercise in Full of Over-Allotment Option for Gross Proceeds of $345 Million

All financial figures are in Canadian dollars.

CALGARY, March 21, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL); (NYSE: PBA) is pleased to announce that it has closed its previously announced bought deal offering of 11,206,750 common shares at a price of $30.80 per share through a syndicate of underwriters (the "Offering"), which includes 1,461,750 common shares issued at the same price on the exercise in full of the over-allotment option granted to the underwriters. The aggregate gross proceeds from the Offering is approximately $345 million.

Pembina intends to use the net proceeds from the Offering to reduce short term indebtedness of the Company, which short term indebtedness was used to fund the Company's capital program, and for other general corporate purposes. Pembina's current suite of growth projects includes the construction of the Saturn I, Saturn II and Resthaven enhanced liquids extraction facilities and associated pipelines, the expansion of its crude oil, condensate and NGL pipelines and the twinning of its ethane-plus fractionator at its Redwater site, near Fort Saskatchewan, Alberta.

Purchasers under this Offering who are shareholders of record on March 25, 2013 will be entitled to receive the Company's monthly cash dividend payable on April 15, 2013 in respect of any common shares held on the record date.

The common shares were offered pursuant to a prospectus supplement under the short form base shelf prospectus filed by the Company on February 22, 2013 in each of the provinces of Canada and in the U.S. pursuant to applicable registration exemptions.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates:  pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends.  In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposes", "intends", "projects", "will", "estimates", "anticipates", "develop", "could" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to the planned use of proceeds of the Offering and Pembina's growth projects. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2012, which can be found at www.sedar.com.  The intended use of the net proceeds of the Offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice-President, Corporate Development and Investor Relations
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 08:43e 21-MAR-13